Filed pursuant to Rule 424(b)(3) File Number: 333-114816
PROSPECTUS SUPPLEMENT (To Prospectus dated December 21, 2006)

HILL INTERNATIONAL, INC.

Shares of Common Stock Issuable upon Exercise of Warrants

The attached information supplements the Prospectus dated December 21, 2006 of Hill International, Inc.

This Prospectus Supplement is dated October 23, 2007.

Warrant Redemption

On October 23, 2007, we issued a notice of redemption to the holders of our outstanding warrants to purchase shares of our common stock. The agreement governing the warrants provides that we have the right to call the warrants for redemption if the closing sale price of our common stock has been at least $8.50 per share on each of 20 trading days within any 30 trading day period ending on the third business day prior to the date on which notice of redemption is sent. The closing sale price of our common stock was $8.50 or higher for each of the 20 consecutive trading days beginning on September 21, 2007 and ending on October 18, 2007. The redemption date for the warrants is November 23, 2007.

Because the redemption price is $0.01 per warrant, we anticipate that all of the warrants will be exercised prior to the redemption date. Assuming full exercise of the warrants outstanding as of October 22, 2007, we would receive gross proceeds of approximately $54.5 million and there would be a total of approximately 38.2 million shares of our common stock issued and outstanding on the redemption date. We intend to use the net proceeds of the warrant exercise for working capital purposes, or for other general corporate purposes.